UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2026

Harry Thomasian Jr.
Chief Financial Officer
Precigen, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

Re: Precigen, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Form 10-Q for the quarterly period ended September 30, 2025
File No. 001-36042

Dear Harry Thomasian Jr.:

We have reviewed your January 29, 2026 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2026 letter.

Form 10-Q for the quarterly period ended September 30, 2025

15. Segments, page 31

1. Please address the following regarding your response to prior comment two with a view toward ascertaining the extent to which Biopharmaceuticals and Exemplar continue to constitute two separate operating segments as defined in ASC 280-10-50-1:
   - Regarding the second bullet, you have told us that you have two separate components or reporting units that were not aggregated under ASC 350-20-35-33 through 35-36. You also appear to indicate that your chief operating decision maker (CODM) continues to receive at least some level of separate discrete financial information for these reporting units. Please tell us what financial information is received by the CODM, and how it changed in the first quarter of 2025 and subsequent periods.
   - Clarify how the financial information for these reporting units is used, and how the

uses of this information changed beginning in the first quarter of 2025 and subsequent periods.

- Specifically identify what, if any, information is received but not regularly used, related to these reporting units.
- Explain the extent to which the information received and available to the CODM which you used for impairment testing is different than what the CODM formerly received for management and resource allocation of the operating segments.
- Regarding the third bullet, you have told us that "In the first quarter of 2025, in conjunction with the February 2025 FDA approval for priority review of the Company's PRGN-2012 product, the Company's CODM no longer regularly reviewed separate discrete financial information for Biopharmaceuticals or Exemplar. Tell us what, if any, changes were made to your management structure that coincided with these changes to what the CODM reviews. As part of your response, identify any changes to segment managers or other personnel or financial reporting system changes.
- Tell us and revise to disclose why FDA approval of priority review for PRGN-2012 triggered these changes in what the CODM reviews.

Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences